EXHIBIT 12.1

SOUTHWEST GAS CORPORATION COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (Thousands of dollars)

	For the Twelve Months Ended
	March 31,	December 31,
	2002	2001	2000	1999	1998	1997

1. Fixed charges:
A) Interest expense	$78,933	$80,139	$70,659	$63,110	$63,416	$63,247
B) Amortization	1,950	1,886	1,564	1,366	1,243	1,164
C) Interest portion of rentals	9,490	9,346	8,572	8,217	7,531	6,973
D) Preferred securities distributions	5,475	5,475	5,475	5,475	5,475	5,475

Total fixed charges	$95,848	$96,846	$86,270	$78,168	$77,665	$76,859

2. Earnings (as defined):
E) Pretax income from
continuing operations	$71,958	$56,741	$51,939	$60,955	$83,951	$21,328
Fixed Charges (1. above)	95,848	96,846	86,270	78,168	77,665	76,859

Total earnings as defined	$167,806	$153,587	$138,209	$139,123	$161,616	$98,187

	1.75	1.59	1.60	1.78	2.08	1.28